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                              April 13, 2023

       Frank S. Renda
       President and Chief Executive Officer
       Southland Holdings, Inc.
       1100 Kubota Drive
       Grapevine, TX 76051

                                                        Re: Southland Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 31,
2023
                                                            File No. 333-271057

       Dear Frank S. Renda:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 31, 2023

       Cover Page

   1. For each of the shares and warrants being registered for resale, please disclose the price that the selling
securityholders paid for the shares and warrants.
   2. We note that the exercise price of the warrants is $11.50 compared to the closing price of the common stock on
March 30, 2023, which was $8.51. As the warrants are out the money, please disclose
that it is likely that warrant holders will not exercise their warrants. Provide
similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section
and disclose that cash proceeds associated with the exercise of the warrants are dependent
on the stock price. As applicable, describe the impact on your liquidity and update
the discussion on the ability of your company to fund your operations on a prospective basis
with your current cash on hand.
 Frank S. Renda
FirstName   LastNameFrank
Southland Holdings,  Inc. S. Renda
Comapany
April       NameSouthland Holdings, Inc.
       13, 2023
April 213, 2023 Page 2
Page
FirstName LastName
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 6

4. We note the risk factor on page 21 highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
37

5. We note that the projected revenues for 2022 were $1.520 billion and projected EBITDA was $135 million, as set forth in the forecasted financial information management
         prepared and provided to the Board, the company   s financial advisors
and Legato II in
         connection with the evaluation of the Business Combination. We also note that your actual revenues for 2022 were approximately $1.161 billion and actual EBITDA was
         $128.3 million. It appears that you missed your 2022 revenue and EBITDA projections.
         Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to
         provide updated information about the company   s financial position
and further risks to
         the business operations and liquidity in light of these circumstances. Overview, page 37

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, please expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
 Frank S. Renda
Southland Holdings, Inc.
April 13, 2023
Page 3
      highlight the fact that certain Directors and Executive Officers of the Company, beneficial owners of over 80% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for
      use.
General

8. Please revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants.
      Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544
with any questions.



                                                            Sincerely,
FirstName LastNameFrank S. Renda
                                                            Division of
Corporation Finance
Comapany NameSouthland Holdings, Inc.
                                                            Office of Real
Estate & Construction
April 13, 2023 Page 3
cc:       William Rohrlich
FirstName LastName